United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Page 1 of 7 MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS 1. DATE, TIME AND PLACE The Board of Directors (“BD”) met on June 17, 2021, at 9 am, via videoconference, under the terms of the By-Laws of Vale S.A. (“Vale” or “Company”). 2. LIST OF ATTENDANCE All the members of the BD were present: Mr. José Luciano Duarte Penido – Chairman (“CBD”), Mr. Fernando Jorge Buso Gomes – Vice-Chairman (“FB”), Mr. Eduardo de Oliveira Rodrigues Filho (“ER”), Mr. José Maurício Pereira Coelho (“JM”), Mr. Ken Yasuhara (“KY”), Mr. Lucio Azevedo (“LA”), Mr. Marcelo Gasparino da Silva (“MG”), Mr. Mauro Gentile Rodrigues da Cunha (“MC”), Mr. Murilo Cesar Lemos dos Santos Passos (“MP”), Ms. Rachel de Oliveira Maia (“RM”), Mr. Roberto da Cunha Castello Branco (“RCB”) and Mr. Roger Allan Downey (“RD”). Mr. Luiz Gustavo Gouvêa (“LG”), Vale’s Secretary of Corporate Governance, acted as secretary for the meeting. In addition, the guests listed under exhibit I also attended the meeting. 3. EXCLUSIVE SESSION: 3.1. OPENING OF BUSINESS – The CBD commented on the meeting’s agenda, highlighting the proposal to postpone the discussion of the new Rules of the Conduct and Integrity Committee and the Consequence Management Policy, as recommended by the Personnel, Compensation and Governance Committee (“PCGC”). 3.2. SAFETY SHARE – The main assumptions related to the improvement of operational processes safety management were presented, providing some practical examples for better contextualization. 3.3. REPORT OF THE FINANCE COMMITTEE – (“FinC”) - Mr. JM, as Coordinator, detailed the main discussions, recommendations and requests of the FinC, highlighting the monitoring of: a) hedging and the Trade Program; b) cash flow, c) the Share Buyback Program; d) the “optimal level of indebtedness” / minimum cash; e) budget performance; and f) M&A

Minutes of the Ordinary Meeting of Vale’s Board of Directors held on 6/17/2021 (continued). Page 2 of 7 opportunities. The BD ratified the recommendations and requests made by FinC and determined that actions under the responsibility of the Executive Committee (“EC”) should be forwarded to said EC. 3.4. REPORT OF THE OPERATIONAL EXCELLENCE AND RISK COMMITTEE – (“OERC”) – Mr. RD, as Coordinator, detailed the main discussions, recommendations and requests of the OERC, highlighting: a) points related to the governance of recommendations and the closing of the Extraordinary Independent Consulting Committee for Dam Safety (EICC-DS); and b) monitoring the implementation of the Dam and Tailings Management System, Safety and Health Management and the Global Integrated Risk Map. The BD ratified the recommendations and requests made by the OERC. 3.5. REPORT OF THE AUDIT COMMITTEE – (“AudCo”) – Mr. MC, as Coordinator, detailed the main discussions, recommendations and requests of the AudCo, highlighting the monitoring of: a) the provisioning of tax and labor legal proceedings; b) the internal control letter; c) the EICC Report (Committee actions); d) the work plans of the internal and external audits; and e) certifications. The BD ratified the recommendations and requests made by the AudCo and determined that actions under the responsibility of the EC should be forwarded to said EC. 3.6. REPORT OF THE SUSTAINABILITY COMMITTEE (“SC”) – Mr. MG, as Coordinator, detailed the main discussions, recommendations and requests of the SC, highlighting the presentation regarding the Sustainability overview. The BD ratified the recommendations and requests made by the SC and determined that actions under the responsibility of the EC should be forwarded to said EC. 3.7. REPORT OF THE PERSONNEL, COMPENSATION AND GOVERNANCE COMMITTEE – (“PCGC”) – Mr. MC, as Coordinator, detailed the main discussions, recommendations and requests of the PCGC, highlighting: a) the work of revising the Company’s Policies and corporate governance documents and; b) the overview about Talent Management. The BD ratified the recommendations and requests made by the SC and determined that actions under the responsibility of the EC should be forwarded to said EC. 3.8. REPORT OF THE INNOVATION COMMITTEE (“InnovC”) – Mr. RCB, as Coordinator, informed that, as part of the Committee’s installation process, he has been interacting with leaders from the various innovation fronts at Vale and that a preliminary meeting will be called for InnovC next week.

Minutes of the Ordinary Meeting of Vale’s Board of Directors held on 6/17/2021 (continued). Page 3 of 7 3.9. PROPOSAL TO REVISE THE DELEGATION OF AUTHORITY POLICY – Based on the proposal presented, the Board discussed opportunities for the delegation of topics to the Company’s EC, focusing the BD’s actions on the Company’s strategic direction, and it was agreed that the Company’s Delegation of Authority Policy would be revised to reflect the delegation assumptions presented, under the proposed terms, except for item 6 in the proposal, which should be discussed with the FinC. 3.10. CONFIDENTIALITY AGREEMENT (NON-AGENDA) – The BD agreed to enter into a confidentiality agreement with Mr. Manuel Lino Silva de Sousa Oliveira (“Ollie”), elected as a member of the BD, AudCo and PCGC, with investiture scheduled for August 1, 2021, so that he can participate in certain meetings and receive materials within the scope of the onboarding process in matters not related to base metals, provided that competitive aspects are observed. 3.11. OTHER INFORMATIVE MATTERS: The BD took note of: i) the status of the hirings in the governance bodies in force, pursuant to the material submitted for review; and ii) non- mandatory expenses authorized by the EC in the period from 4/6/2021 to 5/24/2021 4. INFORMATIVE AGENDA: 4.1 REPORT OF THE CHIEF EXECUTIVE OFFICER – The Company’s CEO informed the Board Members of the main events and highlights observed in Vale’s business since his last report to the BD, according to the material presented, highlighting: i) the slowdown in COVID’s effects on operations, ii) identification of overburden in the Company and reprioritization of initiatives, which was very well received by employees, iii) Cultural Transformation fronts, iv) ESG initiatives, inviting Board Members to participate in the climate change webinar scheduled for June 24, v) discussions with Samarco in the scope of the court- supervised reorganization, vi) progress of the reparation program (Renova Foundation), vii) institutional fronts; viii) status of the Brumadinho global agreement, ix) status on M&A discussions, x) the water crisis and its consequences for the Company, xi) status of the safety level and deactivation of dams; and xii) the strike at the Sudbury operations. 4.2 FOLLOW UP OF DEMANDS – The CBD commented on the main demands and recommendations of the BD for the year 2021, and respective status of fulfillment, according to the material presented, signaling the introduction of this periodic monitoring process on the BD agenda to optimize alignment between the BD and management.

Minutes of the Ordinary Meeting of Vale’s Board of Directors held on 6/17/2021 (continued). Page 4 of 7 4.3 UPDATES ON THE COVID-19 PANDEMIC – The progression of the main indicators and consequences of the pandemic context on the Company’s operations was discussed, according to the material presented, and it was agreed that the main indicators will be submitted periodically to the BD. 4.4 MONITORING BUSINESS AND PERFORMANCE – IRON ORE, BASE METALS AND COAL – The topic was presented, according to the material sent to the BD, highlighting: i) the progress of the main operating and financial indicators of the segments, discussing the issues raised with the Board Members; ii) aspects of reparations and health and safety; iii) the launch of a humanitarian initiative, with partners (Staple Food Basket Program), which will be monitored by audit, with the BD congratulating the Company for the campaign and suggesting additional initiatives such as digital education programs for the low-income population, especially in the state of Minas Gerais. In this context, the partnership for digital inclusion along the Carajás Railroad was mentioned, an initiative that should be monitored by the InnovC and the SC. 4.5 PRESENTATION FROM THE VP OF SUSTAINABILITY: PERFORMANCE AND OBJECTIVES – Ms. Maria Luiza Paiva presented the status of the main public commitments assumed by the Company within the scope of “Vale Day” held in December 2019, including issues related to transparency and engagement, the environment, climate change and people and communities. The BD requested the preparation and distribution of a single map consolidating the Company’s sustainability goals and commitments, together with the respective time periods, in order to optimize monitoring of the topic. The BD highlighted that the Company’s Integrated Report for 2020 was very well prepared, showing progress compared to the document from the previous year, recommending, when convenient, that a presentation be made comparing Vale’s document with the reports of other companies, including peers, in order to identify additional opportunities for improvement. 5. AGENDA OF RESOLUTIONS: 5.1. VALE’S SHAREHOLDER COMPENSATION – Mr. Luciano Siani Pires explained the proposal for shareholder compensation. Immediately thereafter, the BD unanimously approved, with the assent of the Finance Committee and without any reservations from the Fiscal Council, as reported by the Chairman of the Audit Committee, Mr. Marcelo Amaral Moraes, present at the meeting, the payment, on June 30, 2021, of shareholder compensation in the total gross amount of R$11,045,540,000.00 in the form of dividends, corresponding to

Minutes of the Ordinary Meeting of Vale’s Board of Directors held on 6/17/2021 (continued). Page 5 of 7 the total gross amount of R$2.177096137 per outstanding common share and per special- class preferred shares issued by Vale. Of the total amount mentioned above, R$3,634,000,000.00 is declared based on the balance sheet drawn up on March 31, 2021, and refers to the prepayment of the allocation of income for the year 2021 and R$7,411,540,000.00 refers to profit reserves contained in the balance sheet of December 31, 2020. It was highlighted that, considering the validity of the Share Buyback Program approved on April 1, 2021, the gross amount per share mentioned above may vary if there is a change in the number of outstanding shares of the Company before June 23, 2021, the cutoff date for the purposes of calculation of the value per share, and that, in this case, Vale will publish a new Notice to Shareholders, informing the final adjusted value per share. All shareholders holding shares issued by Vale at the close of business of the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) on June 23, 2021, and all holders of American Depositary Receipts (“ADRs”) issued by Vale at the close of business on the New York Stock Exchange (“NYSE”) on June 25, 2021, will be entitled to receive the aforementioned total compensation. Vale’s shares and ADRs will be traded ex-rights on the B3 and NYSE starting on June 24, 2021. Finally, it was set out that this resolution is consistent with Vale’s Shareholder Compensation Policy, which provides for the possibility of approval of extraordinary dividends by the Board of Directors. References: DDE 097/2021. 5.2. AMENDMENT TO THE AGREEMENT FOR THE CREATION OF THE MACHADINHO CONSORTIUM – With the assent of the FinC, the BD unanimously approved the execution of the 19th Amendment to the Agreement for the Creation of the Machadinho Consortium, as per the proposal presented, and the adoption of any and all acts necessary and related to its implementation and formalization, including the execution of an Amendment to the Concession Agreement. Reference: DDE 099/2021. 5.3. AMENDMENT TO AGREEMENTS BETWEEN VALE AND POVO GAVIÃO – With the favorable opinion of the SC, the BD unanimously ratified the execution of the 3rd Amendment to the Agreements entered into between Vale and Povo Gavião, according to the material presented. Reference: DDE 090/2021. 5.4. GRANT COMPETITION – CHAMADA INSTITUTO CULTURAL VALE 2021– With the assent of the SC, the BD unanimously approved (i) the grant competition, called Chamada Instituto Cultural Vale, for the year 2021, in the amount of up to R$30,000,000.00, in which the payments will be made by Vale to the selected projects, using funds that are tax deductible, as permitted by the Federal Law for Cultural Incentive; and (ii) the delegation of powers to the

Minutes of the Ordinary Meeting of Vale’s Board of Directors held on 6/17/2021 (continued). Page 6 of 7 Vice President of Institutional Relations and Communication for approval of payments for the projects selected in the competition mentioned in item (i) above. Reference: DDE 104/2021. 5.5. DONATION OF SUPPLIES TO THE MILITARY FIRE DEPARTMENT OF MINAS GERAIS – With the assent of the SC, the BD unanimously approved (i) the donation of supplies, equipment and materials for use and consumption acquired exclusively during the search phase of the rescue operation carried out in the municipality of Brumadinho, state of Minas Gerais, to the Military Fire Department of Minas Gerais, in an amount limited to R$15,000,000.00; and (ii) the performance of all connected and related acts necessary to implement the provisions of item (i) above. Reference: DDE 092/2021. 5.6. FORMALIZATION OF THE 2ND AMENDMENT TO THE PSYCHOSOCIAL CARE AGREEMENT WITH THE CITY HALL OF BRUMADINHO – With the assent of the SC, the BD unanimously approved: (i) the ratification of the execution of the 2nd Amendment to the Agreement for acts to ensure social support and healthcare to those affected by the collapse of dam 1 at the Córrego do Feijão mine, in the amount of R$9,747,347.45; and (ii) the performance of all connected and related acts that may be necessary to implement the provisions of item (i) above. Reference: DDE 101/2021. The items related to the following were decided to be removed from the agenda: (i) the New Rules of the Conduct and Integrity Committee; (ii) the Consequence Management Policy; (iii) the Appointment of members and amendment to the Shareholders’ Agreement – VLI S.A.; and (iv) the BD Work Plan. 5 ADJOURNMENT Once the day’s agenda had been completed, and there was no further business to discuss, the CBD thanked everyone for participating and adjourned the meeting, drawing up these minutes. The documents and presentations that supported the matters discussed at this meeting were filed on the Governance Portal. ________________________________ José Luciano Duarte Penido Chairman ________________________________ Fernando Jorge Buso Gomes Vice-Chairman

Minutes of the Ordinary Meeting of Vale’s Board of Directors held on 6/17/2021 (continued). Page 7 of 7 ..________________________________ Eduardo de Oliveira Rodrigues Filho Board Member ________________________________ José Maurício Pereira Coelho Board Member ________________________________ Ken Yasuhara Board Member ________________________________ Lucio Azevedo Board Member ________________________________ Marcelo Gasparino da Silva Board Member ________________________________ Mauro Gentile Rodrigues da Cunha Board Member ..________________________________ Murilo Cesar Lemos dos Santos Passos Board Member ________________________________ Rachel de Oliveira Maia Board Member ________________________________ Roberto da Cunha Castello Branco Board Member ________________________________ Roger Allan Downey Board Member ________________________________ Luiz Gustavo Gouvêa Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Head of Investor Relations
Date: September 16, 2021